THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF ARE SUBJECT TO THE TERMS OF ONE OR MORE AGREEMENTS BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF THE COMPANY'S SECURITIES. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED FROM THE COMPANY. BY ACCEPTING ANY INTEREST IN THESE SECURITIES, THE PERSON OR ENTITY ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF SAID AGREEMENTS.

WIND HARVEST INTERNATIONAL, INC.
WARRANT TO PURCHASE SHARES OF COMMON STOCK

Date of Issuance	Void after
_____________, 202__	December 31, 2027

THIS CERTIFIES THAT, Wind Harvest Pilot Project, Inc., a Delaware corporation, as amended (the "***Holder***") is entitled to subscribe for and purchase from Wind Harvest International, Inc., a Delaware corporation (the "***Company***") at any time or from time to time before the expiration date up to ________ shares of Common Stock.

1. Purchase of Shares. Subject to the terms and conditions set forth in this Warrant, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the Holder in writing), to purchase from the Company up to ______________ fully paid and non-assessable shares of the Company's Common Stock, par value $0.0001 per share (the "***Common Stock***").

2. Exercise Price. The exercise price for the shares of Common Stock issuable pursuant to this Warrant (the "***Shares***") shall be $0.01 per share (the "***Exercise Price***"). The Shares and the Exercise Price shall be subject to adjustment pursuant to Section 8.

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on the Date of Issuance and ending at 5:00 p.m. Pacific Standard Time on December 31, 2027 (the "***Exercise Period***"); *provided, however,* that this Warrant shall no longer be exercisable and become null and void upon the consummation of any "***Termination Event***" defined as (a) the consummation of the Company's sale of its Common Stock or other securities pursuant to a registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction) (the "***Initial Public Offering***") and (b) the consummation of a Liquidation Event, as

such term is defined in the Company's then-current certificate of incorporation on file with the Secretary of State of the State of Delaware. For purposes of this Warrant, any of the transactions described in subsection (b) shall be referred to in this Warrant as a "***Corporate Transaction***"). In the event of a Termination Event, the Company shall notify the Holder at least 10 days prior to the consummation of such Termination Event.

4. Method of Exercise.

(a) While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(i) the surrender of the Warrant, together with a duly executed copy of the Notice of Exercise attached hereto, to the Secretary of the Company at its principal office (or at such other place as the Company shall notify the Holder in writing); and

(ii) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

(b) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant is surrendered to the Company as provided in Section 4(a) above. At such time, the person or persons in whose name or names any certificate for the Shares shall be issuable upon such exercise as provided in Section 4(c) below shall be deemed to have become the holder or holders of record of the Shares represented by such certificate.

(c) As soon as practicable after the exercise of this Warrant in whole or in part the Company at its expense will cause to be issued in the name of, and delivered to, the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

(i) a certificate or certificates for the number of Shares to which such Holder shall be entitled, and

(ii) in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Shares equal to the number of such Shares described in this Warrant minus the number of such Shares purchased by the Holder upon all exercises made in accordance with Section 4(a) above or Section 5 below.

(d) Notwithstanding the provisions of Section 3, if the holder has not exercised this Warrant prior to the closing of a Corporate Transaction or an Initial Public Offering, this Warrant shall automatically be deemed to be exercised in full in the manner set forth in Section 5, without any further action on behalf of the Holder immediately prior to such closing.

5. Net Exercise. In lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company together with notice of such

election (a "***Net Exercise***"). A Holder who Net Exercises shall have the rights described in Sections 4(b) and 4(c), and the Company shall issue to such Holder a number of Shares computed using the following formula:

$$X = \frac{Y\,(A - B)}{A}$$

Where:

X = The number of Shares to be issued to the Holder.

Y = The number of Shares purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being cancelled (at the date of such calculation).

A = The fair market value of one Share (at the date of such calculation).

B = The Exercise Price (as adjusted to the date of such calculation).

For purposes of this Section 5, the fair market value of a Share shall mean the average of the closing prices of the Shares (or equivalent shares of Common Stock underlying this Warrant) quoted in the over-the-counter market in which the Shares (or equivalent shares of Common Stock underlying the Warrant) are traded or the closing price quoted on any exchange or electronic securities market on which the Shares (or equivalent shares of Common Stock underlying the Warrant) are listed, whichever is applicable, as published in *The Wall Street Journal* for the 30 trading days prior to the date of determination of fair market value (or such shorter period of time during which such Shares were traded over-the-counter or on such exchange). In the event that this Warrant is exercised pursuant to this Section 5 in connection with the Initial Public Offering, the fair market value per Share shall be the product of (a) the per share offering price to the public of the Initial Public Offering, and (b) the number of shares of Common Stock into which each Share is convertible at the time of such exercise. If the Shares are not traded on the over-the-counter market, an exchange or an electronic securities market, the fair market value shall be the price per Share that the Company could obtain from a willing buyer for Shares sold by the Company from authorized but unissued Shares, as such prices shall be determined in good faith by the Company's Board of Directors.

6. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Holder that:

(a) Organization, Good Standing, and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b) Authorization. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, all corporate action has been taken on the part of the Company, its officers,

directors, and stockholders necessary for the authorization, execution and delivery of this Warrant. The Company has taken all corporate action required to make all the obligations of the Company reflected in the provisions of this Warrant the valid and enforceable obligations they purport to be. The issuance of this Warrant will not be subject to preemptive rights of any stockholders of the Company. Within twenty (20) days of the notice of exercise from the Holder, the Company will have authorized sufficient shares of Common Stock to allow for the exercise of this Warrant.

(c) Compliance with Other Instruments. The authorization, execution and delivery of the Warrant will not constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company's current Certificate of Incorporation or bylaws, or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

(d) Valid Issuance of Common Stock. The Shares, when issued, sold, and delivered in accordance with the terms of the Warrants for the consideration expressed therein, will be duly and validly issued, fully paid and non-assessable and, based in part upon the representations and warranties of the Holders in this Warrant, will be issued in compliance with all applicable federal and state securities laws.

7. Representations and Warranties of the Holder. In connection with the transactions provided for herein, the Holder hereby represents and warrants to the Company that:

(a) Authorization. Holder represents that it has full power and authority to enter into this Warrant. This Warrant constitutes the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. The Holder acknowledges that this Warrant is entered into by the Holder in reliance upon such Holder's representation to the Company that the Warrant and the Shares, and the Common Stock issuable upon conversion of the Shares (collectively, the "Securities") will be acquired for investment for the Holder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in or otherwise distributing the same. By acknowledging this Warrant, the Holder further represents that the Holder does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

(c) Disclosure of Information. The Holder acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities.

(d) Investment Experience. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

(e) Accredited Investor. The Holder is an "accredited investor" within the meaning of Rule 501 of Regulation D, as presently in effect, as promulgated by the Securities and Exchange Commission (the "***SEC***") under the Act.

(f) Restricted Securities. The Holder understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, each Lender represents that it is familiar with Rule 144, as presently in effect, as promulgated by the SEC under the Act ("***Rule 144***"), and understands the resale limitations imposed thereby and by the Act.

(g) Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Shares unless and until the transferee has agreed in writing for the benefit of the Company to be bound by the terms of this Warrant, including, without limitation, this Section 7, Section 18, and:

(i) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in extraordinary circumstances.

(h) Legends. It is understood that the Securities may bear the following legend:

> THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

8. Adjustment of Exercise Price and Number of Shares. The number and kind of Shares purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) Subdivisions, Combinations and Other Issuances. If the Company shall at any time after the issuance but prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock or Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price payable per share, but the aggregate Exercise Price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 8(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization or change in the capital stock of the Company (other than as a result of a subdivision, combination or stock dividend provided for in Section 8(a) above), then, as a condition of such reclassification, reorganization or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities or property receivable in connection with such reclassification, reorganization or change by a holder of the same number and type of securities as were purchasable as Shares by the Holder immediately prior to such reclassification, reorganization or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities or property deliverable upon exercise hereof, and appropriate adjustments shall be made to the Exercise Price per Share payable hereunder, provided the aggregate Exercise Price shall remain the same.

(c) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the Holder of such event and of the number of Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

(d) Conversion of Common Stock. In the event that all outstanding shares of Common Stock are converted to Common Stock, or any other security, in accordance with the terms of the Company's Certificate of Incorporation in connection with the Company's Initial Public Offering, Corporate Transaction or other event, this Warrant shall become exercisable for Common Stock or such other security.

9. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect.

10. No Stockholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a stockholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, exercise preemptive rights or be notified of stockholder meetings, and, except as otherwise provided in this Warrant, such Holder shall not be entitled to any stockholder notice or other communication concerning the business or affairs of the Company.

11. Transfer of Warrant. Subject to compliance with applicable federal and state securities laws and any other contractual restrictions between the Company and the Holder contained herein, this Warrant and all rights hereunder are transferable in whole or in part by the Holder to any person or entity upon written notice to the Company. Within a reasonable time after the Company's receipt of an executed Assignment Form in the form attached hereto, the transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Company at its principal offices, and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the new holders one or more appropriate new warrants.

12. Governing Law. This Warrant shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California.

13. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the holders hereof and their respective successors and assigns.

14. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section):

If to the Company:

Wind Harvest International, Inc.
980 Ninth Street, 16th Floor, Sacramento, California 95814
Attention: CEO

If to Holder:

To the address of the Holder that the Company has on file.

15. Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

16. Entire Agreement; Amendments and Waivers. This Warrant and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Nonetheless, any term of this Warrant may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder; or if this Warrant has been assigned in part, by the holders or rights to purchase a majority of the shares originally issuable pursuant to this Warrant.

17. Severability. If any provision of this Warrant is held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

18. "Market Stand-Off" Agreement. The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's Initial Public Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days) (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company's capital stock acquired through the exercise of this Warrant, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company's capital stock acquired through the exercise of this Warrant, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of securities, in cash or otherwise. The foregoing provisions of this Section shall apply to the Company's Initial Public Offering, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Holder if all officers and directors and greater than 1% stockholders of the Company enter into similar agreements. The underwriters in connection with the Company's Initial Public Offering are intended third party beneficiaries of this Section and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's Initial Public Offering that are consistent with this Section 18 or that are necessary to give further effect thereto.

IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first above written.

WIND HARVEST INTERNATIONAL, INC.

By: ______________________________________

Name: Kevin Wolf

Title: President and CEO

NOTICE OF EXERCISE

Wind Harvest International, Inc.
Attention: Corporate Secretary

The undersigned hereby elects to purchase, pursuant to the provisions of the Warrant, as follows:

____ _____________ shares of Common Stock pursuant to the terms of the attached Warrant, and tenders herewith payment in cash of the Exercise Price of such Shares in full, together with all applicable transfer taxes, if any.

____ Net Exercise the attached Warrant with respect to __________ Shares.

The undersigned hereby represents and warrants that Representations and Warranties in the Warrant are true and correct as of the date of this exercise.

HOLDER:

Date:___________________ By: ____________________________________

Address: ____

____

____

Name in which shares should be registered:

____

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name: ____
(Please Print)

Address: ____
(Please Print)

Dated: _________________

Holder's
Signature: ____

Holder's
Address: ____

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant. Officers of corporations and those acting in a fiduciary or other representative capacity should provide proper evidence of authority to assign the foregoing Warrant.